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AMD

AGREEMENT

THIS AGREEMENT ("Agreement") is dated as of the date last signed by the Parties ("Effective Date"), by and between **Robot Cache** (on behalf of itself and its subsidiaries and affiliates), a company having its office located at **5910 Pacific Center Blvd. San Diego CA 92121** (hereinafter referred to as "**Company**"), and **Advanced Micro Devices, Inc.** (on behalf of itself and its subsidiaries and affiliates), a company incorporated pursuant to the laws of Delaware and having its principal place of business at **2485 Augustine Drive, Santa Clara, California 95054** (hereinafter referred to as "**AMD**"). AMD and Company are hereinafter referred to as the "Parties." The term "Agreement" includes all Schedules hereto.

WHEREAS, AMD designs and markets microprocessors, graphics boards and related software (the "AMD Products");

AND WHEREAS, Company operates and markets a video game digital distribution platform referred to as *Robot Cache* (the "Platform"); - for PC games developed and/or marketed by third parties (collectively, the "Games");

AND WHEREAS, the Parties wish to jointly promote the combination of AMD Products with the Platform on a worldwide basis (the "Territory").

The Parties agree as follows:

1 CO-MARKETING OBLIGATIONS

1.1 The Parties shall make commercially reasonable efforts to fulfill their respective obligations under this Agreement, including, without limitation, the marketing, promotional and other activities described in Schedule A and Schedule B attached hereto (each a "Co-Promotion"). The Parties acknowledge and agree that any deadlines and/or time schedules provided for in Schedule A and Schedule B or otherwise agreed to in writing by the Parties are of the essence in order to maximize the cross-promotion of the AMD Products and the Platform throughout the Territory.

1.2 Exclusivity of Relationship. AMD will be the exclusive graphics processing unit ("GPU"), accelerated processing unit ("APU"), and central processing unit ("CPU") marketing partner for the Platform during the Term (as defined in Section 6.1 hereof), and Company shall not (1) directly or indirectly enter into any GPU, APU, or CPU co-marketing agreements, arrangements or promotions for the Platform with any other graphics and/or processor vendor who is a direct competitor of AMD (e.g., Nvidia and Intel or any subsidiary or affiliate thereof) ("Direct Competitor") during the Term, or (2) promote the Direct Competitor products (alone or as part of any tablet or other consumer electronic device) with the Platform during the Term. Unless specifically excluded by the preceding sentence, Company shall be permitted to enter into any other agreement, arrangement or promotion for the Platform.

2 LICENSE GRANTS

2.1 Software License. If for the purposes of this Agreement Company grants AMD access to relevant source code for the Platform ("Platform Source Code"), Company hereby grants AMD a non- transferrable, revocable (revocability only for AMD's uncured material breach of the Agreement), license to install, use, modify and copy the Platform Source Code solely for internal use and solely for the purposes of evaluating the Platform's performance with AMD Products, optimizing AMD Products for use with the Platforms and providing feedback to Company.

2.2 Feedback Licenses. To the extent AMD provides to Company comments, suggestions

or feedback, regarding the Platform ("Platform Feedback"), AMD grants Company a worldwide, irrevocable, perpetual, transferable, royalty-free license to make, use, disclose, create derivative works, modify, reproduce, sell, license and distribute such Platform Feedback. To the extent Company provides AMD comments, suggestions or feedback regarding the AMD Products ("AMD Products Feedback"), Company grants AMD a worldwide, irrevocable, perpetual, transferable, royalty-free license to make, use, disclose, create derivative works, modify, reproduce, sell, license and distribute such AMD Product Feedback.

2.3 Trademark License. Each Party ("Licensor") hereby grants the other Party ("Licensee") a non-exclusive, revocable (upon termination hereof), non-transferable, non-assignable, limited license to use the Licensor's name, product names and trademarks (collectively the "Licensor Marks") solely for the purpose of accurately identifying the Licensor's products which are co-marketed pursuant to the terms and conditions of this Agreement. All goodwill generated as a result of the Licensee's use of the Licensor Marks is solely for the benefit of the Licensor.

2.3.1 Licensee shall use the Licensor Marks in the manner specified in Licensor's brand/trademark and related guidelines provided and this Agreement, solely in connection with products that have received prior written approval (including by email) from Licensor and not for any other goods or services. Licensee shall not incorporate the Licensor Marks into any other trademark, logo, or design or use the Licensor Marks as part of any trade name, corporate name, social media account name, or domain name. Licensee shall use the Licensor Marks in compliance with the legal requirements of the region(s) where the Licensor Marks will be used.

2.3.2 Licensee shall display the Licensor Marks only in a positive manner and shall not use the Licensor Marks in any way that may, in Licensor's sole discretion (1) disparage Licensor, the Licensor Marks, or Licensor's products or services, (2) create confusion as to the source or sponsorship of Licensee's goods or services or in any way indicates to the public that Licensee is a division or affiliate of Licensor, or (3) impairs the validity, scope, title or goodwill of Licensor in the Licensor Marks, including but not limited to uses that could be deemed obscene, pornographic, violent, in poor taste, or unlawful or the purpose of which is to encourage unlawful activities.

2.3.3 Licensee shall obtain Licensor's prior written approval (which may be by email) for any marketing materials developed by or on behalf of Licensee which employ the Licensor Marks, and Licensee agrees to change or otherwise correct, at its own expense, any materials that Licensor determines in its sole discretion, acting reasonably, are inaccurate, objectionable, misleading, unfair use, or a misuse of the Licensor Marks.

2.3.4 Nothing herein shall grant to Licensee any right, title or interest in or to the Licensor Marks. At no time during or after the Term shall Licensee challenge or assist others to challenge the Licensor Marks or the registration thereof or attempt to register any trademarks, trade names or domain names confusingly similar to those of the Licensor and its licensors.

2.4 Game Codes. Game Codes shall have the meaning ascribed thereto in Schedule B.

2.5 Reservation of Rights. Company and AMD hereby reserve all rights not expressly granted in this Agreement. No other licenses, whether express, implied, arising by estoppel, or otherwise, are intended by the Parties.

2.6 Marketing Collateral.

2.6.1 Company Materials. For each mutually agreed upon Co-Promotion and subject to Company obtaining the necessary Consent (as defined in Schedule B) from any partner(s) participating in a Co-Promotion, Company shall provide, at no cost to or royalty to AMD, its affiliates, and customers, certain Company marketing collateral, art assets, trailers and other marketing materials as outlined in Schedule B or otherwise mutually agreed by the Parties (collectively, " Company Marketing Collateral"). Company grants AMD and its affiliates and customers, a worldwide, royalty-free, fully paid up license to copy, use, create derivative works, perform, display and distribute said Company Marketing Collateral.

2.6.2 AMD Materials. For each mutually agreed upon Co-Promotion, AMD shall provide, at no cost to or royalty to Company, its affiliates, and customers, certain AMD marketing collateral, art assets, trailers and other marketing materials as outlined in Schedule B, or otherwise mutually agreed by the Parties (collectively, "AMD Marketing Collateral"). AMD grants Company and its affiliates and customers, a worldwide, royalty-free, fully paid up license to copy, use, display and distribute said AMD Marketing Collateral.

2.7 Company shall use reasonable efforts to obtain Consent from the developers of the Games to ensure that AMD receives a fully paid up, royalty-free, perpetual license to copy, use, create derivative works, perform, display and distribute said Company Marketing Collateral.

3 WARRANTIES

3.1 General Warranties. Each Party represents and warrants to the other that:

(a) it has the full power and authority to enter into this Agreement and grant the rights granted under this Agreement;

(b) it will not make any agreement with any person or entity that directly contravenes or conflicts any of the provisions of this Agreement (including the Schedules).

3.2 Company Warranties.

(a) With respect to any Game Codes for which Company has obtained Consent, Company hereby covenants, subject to any conditions and limitations established by each Game publisher and communicated to AMD in writing, that each Game Code will be valid for one free download of the version of the Game generally commercially available in the Territory and will be remain valid for such download until at least one year after the end of the Term

(b) To Company's knowledge, the Platform, related documentation and the use of Company's trademarks do not infringe any third party's intellectual property rights and contain no known viruses or other harmful code.

4 LIMITATIONS OF LIABILITY

IN NO EVENT WILL EITHER PARTY BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, OR CONSEQUENTIAL DAMAGES WHATSOEVER (INCLUDING, BUT NOT LIMITED TO, DAMAGES FOR LOSS OF PROFITS, FOR BUSINESS INTERRUPTION, FOR PERSONAL INJURY, FOR LOSS OF PRIVACY, FOR FAILURE TO MEET ANY DUTY INCLUDING OF GOOD FAITH OR OF REASONABLE CARE, FOR NEGLIGENCE, AND FOR ANY OTHER PECUNIARY OR OTHER LOSS WHATSOEVER) ARISING OUT OF OR IN ANY WAY RELATED TO THE BREACH OR NONPERFORMANCE OF THIS AGREEMENT OR THE TERMINATION THEREOF, WHETHER OR NOT THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. Without limiting the above, AMD and Company's total liability arising under or in connection with this Agreement, whether

arising in contract, tort (including negligence) or restitution, or for breach of statutory duty or misrepresentation, or otherwise, shall be limited to the greater of the following: (i) the amount payable pursuant to this Agreement, or (ii) $100,000.

The foregoing limitations will not operate to reduce either Party's liability (i) under Section 5 ("Indemnification"), (ii) for any indemnification obligations described in any Schedule , (iii) for either Party's liability for personal injury (including death) caused by the gross negligence or willful misconduct of that Party, (iv) breach of Section 3 (Warranties), (v) or any violation of the provisions of Section 8 ("Confidentiality").

5 INDEMNIFICATION

Each Party (the "Indemnifying Party") will indemnify and defend at its expense any action brought against the other Party (the "Indemnified Party") to the extent that it is based on a claim that the Indemnifying Party's products, Games, or its own Marketing Collateral provided to the other Party or any part thereof or any Indemnifying Party's trademarks used in relation thereto, when used within the scope of this Agreement, infringes any third party intellectual property right. The Indemnifying Party will pay any reasonable costs, damages and/or attorneys' fees awarded against or incurred by the Indemnified Party in such action or payable pursuant to a settlement agreed to by the Indemnifying Party. The foregoing obligation shall be subject to the Indemnified Party notifying the Indemnifying Party promptly in writing of the claim, giving the Indemnifying Party the exclusive control of the defense and settlement thereof (provided that the Indemnified Party has consented to such settlement, which consent shall not be unreasonably withheld or delayed) and providing all reasonable assistance in connection therewith.

6 TERM AND TERMINATION

6.1 This Agreement shall be effective from the Effective Date until the 1st year anniversary of the later of the Effective Date or the launch of the Platform (this time period, the "Term").

6.2 Following expiration or termination of this Agreement, the licenses granted hereunder will remain in effect in accordance with the terms hereof as necessary to allow the Parties to avoid recalling or re-packaging products or modifying products or packaging bearing any of the Licensor Marks of the other, or modifying or removing materials that have been posted to web sites and/or on social media, provided the such use would have been authorized if it had occurred during the Term of this Agreement.

6.3 This Agreement may be terminated by written notice upon the occurrence of any of the following events:

(a) By either Party in the event the other Party: (i) becomes insolvent, (ii) has a receiver appointed, (iii) makes an assignment for the benefit of creditors (other than a security interest filed in the ordinary course), or (iv) has voluntary or involuntary proceeding instituted by or against it under any bankruptcy or insolvency laws and such proceedings are not terminated within ninety (90) days; or

(b) By either Party in the event the other Party is in material breach of this Agreement and does not cure such breach within a period of thirty (30) days after receipt of written notice from the other Party specifying such breach and stating its intention to terminate this Agreement if such breach is not cured.

7 PAYMENT

7.1 Payment Terms. Unless otherwise agreed to in writing, all payments due hereunder will

be subject to AMD's standard terms, with payment due within sixty (60) days of the end of receipt of any undisputed invoice by AMD. The Payment amounts and invoice dates are set forth in Schedule C. Each Party shall be responsible for any taxes assessed against it.

7.2 Currency. All payments will be made in United States dollars. No adjustments shall be made for fluctuating currency rates.

7.3 Taxes. Company agrees to cooperate in a reasonable manner with AMD to minimize all taxes that are to be paid directly or indirectly by AMD. Due to state, federal or other governmental taxing authorities' legal rights to examine a company's books and records, either party may allow such state, federal or other governmental authority access to this Agreement for reading purposes only, provided such authority is under a written obligation of confidentiality. No copies of this Agreement may be retained by such state, federal or other governmental authority.

8 CONFIDENTIALITY

8.1 Throughout the Term, each Party ("Discloser") may find it desirable to disclose to the other Party ("Recipient") certain information that is not public information which Discloser intends to protect as confidential, proprietary and/or trade secret information. "Confidential Information" shall include, but not be limited to, all disclosures of hardware, software, designs, specifications, sketches, descriptions, photographs, graphics, inventions, trade secrets, patents, copyrights, future product plans, know-how and technology, marketing plans and other proprietary or business information which, if in tangible form, is clearly marked "Confidential" or the substantial equivalent thereof, or if orally disclosed, is reduced to a written summary and is similarly marked and delivered to Recipient within thirty (30) days after disclosure, or otherwise is information in any media which would, by its nature, reasonably be considered to be confidential. Recipient shall make use of the Confidential Information solely for carrying out its obligations and rights under this Agreement. Recipient's duty to protect Confidential Information shall expire five (5) years from the date of receipt of such Confidential Information. Recipient shall protect the Confidential Information using at least the same degree of care, but no less than a reasonable degree of care, as it employs to preserve and safeguard its own confidential information of like importance.

8.2 Permitted Disclosure. Confidential Information shall not include information which belongs to Recipient or is (i) already known by Recipient without an obligation of confidentiality, as demonstrated in Recipient's written records; (ii) publicly known or becomes publicly known (other than as result of any breach of this Agreement or any other agreement between the Parties hereto) through no unauthorized act of Recipient; (iii) rightfully received by Recipient from a third party that is not a party to this Agreement without an obligation of confidentiality; (iv) independently developed by Recipient without the use of Confidential Information and Recipient can prove such independent development; or (v) prior to any disclosure, is specifically approved in writing for disclosure by Discloser. In addition the Recipient may disclose the Discloser's Confidential Information in response to a valid order by a court or other governmental body, or as otherwise required by law; provided, however, that the Recipient shall, if allowed by law, provide the Discloser with prior written notice of any such disclosure that is reasonably sufficient in length to allow the Discloser to contest such disclosure before the appropriate court or governmental body, and Recipient shall limit the disclosure to the Confidential Information strictly required by such order or law.

8.3 Privacy. Company acknowledges and agrees that reports provided by Company to AMD consisting of aggregated and anonymized data of its end user's hardware configurations, end user's country and the

number of end users that use a given hardware product. shall not be or contain 'personal data' or 'personal information' as such terms may be defined by applicable data protection laws, including the General Data Protection Regulation 2016/679 and the California Consumer Privacy Act of 2018. Company shall not disclose, and is expressly prohibited from disclosing, to AMD any personal data, including personal data relating to end users. Notwithstanding the foregoing, the Parties may agree to disclose personal data to one another in connection with this Agreement, provided that the Parties first negotiate in good faith and enter into contractual provisions governing the processing, protection and IT security of such personal data as between the Parties, such as entering into a data disclosure or data sharing agreement or other similar data processing agreement.

9 SUPPORT AND TECHNICAL ISSUES

9.1 Technical Support. Company shall provide to AMD prompt technical assistance whenever required by AMD, including, without limitation, the prompt provision of updates, revisions and bug fixes for the Platform.

9.2 Quality Assurance. Company acknowledges and agrees that it may be necessary for AMD to test the compatibility of the Platform with the AMD Products. Company will provide AMD with a high-level contact person to provide timely and accurate answers, technical information, documents and supporting files to AMD's reasonable questions and requests regarding the Platform.

9.3 Company retains all rights, title and interest in and to the Platform, Platform Source Code and any other Company technology Company may disclose to AMD.

10 GENERAL TERMS

10.1 All notices that either Party is required or desires to serve upon the other Party shall be in writing and delivered by reputable overnight courier to the other Party's address first set out above or to such other address as the other Party may designate in writing.

10.2 This Agreement states the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements between the Parties hereto concerning the subject matter hereof. No amendment or modification of this Agreement shall be made except by an instrument in writing signed by both Parties.

10.3 Neither Party shall be considered the author of this Agreement for the purpose of interpreting any provision herein.

10.4 No waiver of any provision of this Agreement or any rights or obligations of either Party hereunder shall be effective, except pursuant to a written instrument signed by the Party waiving compliance, and any such waiver shall be effective only in the specific instance and for the specific purpose stated in such writing.

10.5 Should any provision of this Agreement be held to be void, invalid or inoperative, the remaining provisions of this Agreement shall not be affected and shall continue in effect as though such provisions were deleted.

10.6 No Party shall be deemed in default of this Agreement to the extent that performance of its respective obligations or attempts to cure any breach are delayed or prevented by reason of any force majeure such as an Act of God, fire, natural disaster, act of government; provided, that the Party interfered gives the other Party written notice thereof within ten (10) business days of any such event or occurrence.

10.7 Nothing contained in this Agreement shall be construed as creating any partnership or joint venture between the Parties. Neither Party shall be authorized to act as an agent for the other, nor shall either Party enter into any agreement or contract on behalf of the other as representative or agent.

10.8 Neither Party may assign this Agreement to any third party without the prior written consent of the other Party, which shall not be unreasonably withheld.

10.9 Sections 3, 4, 5, 8 and 10.1 shall survive the termination or expiration of this Agreement. Additionally, any (a) Game Code distribution rights of AMD; (b) or indemnification obligations of either Party; described in the Schedules to this Agreement shall survive termination or expiration of the Agreement until all received Game Codes or copies of the Platform have been distributed.

10.10 This Agreement shall be governed by the laws of California. The Parties agree that any dispute, matter or legal question arising from this Agreement shall be submitted to the exclusive venue of the state or federal courts in Santa Clara County, California.

10.11 This Agreement may be executed in two counterparts, both of which when taken together shall constitute one instrument. Further, the Parties agree that electronic signatures shall be considered originals for purposes of this Agreement.

10.12 The Parties agree and acknowledge that if Company as a debtor in possession or a trustee in Bankruptcy in a case under Title 11 of the United States Code (the "Bankruptcy Code") rejects this Agreement, AMD may elect to retain its rights under this Agreement as provided in Section 365 (n) of the Bankruptcy Code. Upon written request of AMD to Company or the trustee in Bankruptcy, Company or such Trustee in Bankruptcy shall not interfere with the rights of AMD as provided in this Agreement.

IN WITNESS WHEREOF, the undersigned hereby acknowledge that they have read and understood the terms of this Agreement, and that by signing this Agreement they agree to be bound by all terms, conditions, and obligations contained herein.

ADVANCED MICRO DEVICES, INC.	**ROBOT CACHE**
By: [signature]	By: DocuSigned by: Lee Jacobson 7DD4A9DEAF5647C...
(I have authority to bind the corporation)	(I have authority to bind the corporation)
Name: Scott Herkelman	Name: Lee Jacobson
(Print or Type)	(Print or Type)
Title: CVP & GM Radeon BU	Title: CEO
(Print or Type)	(Print or Type)
Date: Aug 28, 2019	Date: 8/16/2019

KCF SS

SCHEDULE A

AMD Activities:

1. Dedicated AMD Microsite Web Page: AMD will develop and create a customized web page for the Platform that will go live in concert with the launch of the early access version of the Platform. The scope and complexity of the web page shall be at AMD's sole discretion, but the content of the site will be subject to Company's approval, which approval shall not be unreasonably withheld and which may be made by email). Company shall assist AMD in the creative development of such web page to ensure the proper transfer and use of the Platform's promotional content. Dedicated information web page may include, but is not limited to, promotion of contests, editorials, updated product information, banners, and similar information and programs.

2. AMD Gaming Newsletter: AMD in its sole discretion promote the Platform in AMD's monthly newsletters.

3. Driver Banner Screen Placement: During the Term, AMD will include a Platform banner screen (with Company's prior approval, which approval shall not be unreasonably withheld and which may be made by email) in AMD's graphics driver install package, and an additional banner in the corresponding desktop application.

4. Public Relations & Social Media Support: During the Term, AMD will promote and support the Platform together with select AMD product or marketing events through public relations efforts and social media, such as Facebook, Twitter, and/or other channels managed by AMD.

5. Product Marketing: During the Term, AMD may feature the Platform within select AMD product marketing programs, which may include product videos, product web pages, product advertising, and product benchmarks.

6. Event Marketing: AMD may feature the Platform within AMD gaming booths at product launch events, gaming tradeshows and other events where AMD participates during the launch period for the Platform. Event and exposure details shall be at AMD's sole discretion. Additionally, subject to Company's approval, AMD will use reasonable efforts to introduce its AIBs, Sis, and OEM to Company.

7. Additional Opportunities: Following discussion between the Parties and with Company's prior written approval (including by email), AMD will include Company logos in select marketing campaigns for the Platform. Such activities may include trade show co-promotions, website promotions, contests and advertisements focused on the AMD Products,

such as those included in AMD's software install manager(s) or AMD YouTube channel.

8. Hardware Samples: During the Term Company will request hardware samples from AMD, unless otherwise noted below, for promotional use and prizing. During the Term, AMD may provide Company with the below listed AMD Products or their equivalent, at AMD's discretion acting reasonably:
   - 4x Radeon RX580s
   - 4x Radeon RX570s
   - 4x Radeon 5700/5700XT
   - 4x Ryzen 7 2700X
   - 4x Ryzen Threadripper 2950X
   - 4x Ryzen 5 2400G (except in this case, for testing and validation only and not for prizing or promotional use)

9. Technical Support: During the Term, AMD will use commercially reasonable efforts to provide Company with reasonable technical support related to the interoperability of the Platform with AMD Products. Upon mutual agreement by the Parties, such support may be provided on-site at Company's offices, otherwise such support may be provided remotely by AMD.

10. Press Release Quotation for Company: AMD will provide a quotation for a Company press release from one of AMD's senior executives, selected at AMD's sole discretion, regarding the benefits and unique features of the Platform. The press release, in its entirety, will be subject to the review by and mutual approval of the Parties which approval shall not be unreasonably withheld or delayed.

11. Testing: AMD may in its sole discretion provide Company with existing and future AMD Products to allow Company to perform internal tests solely related to AMD Product compatibility with the Platform and other technical requirements.

SCHEDULE B

Company Activities:

1. **"Game Codes"** means: Download codes for Games listed on the Company Platform, which codes AMD may use for the following purpose:
   i. Internal use, distribution to partners and end users, performance and promotion as part of AMD's social, PR and marketing programs. Game Codes are not for resale by AMD and may only be used by AMD for marketing purposes and only so long as the Game developer and Company Consent for such marketing by AMD.

2. **"Consent"** means: A situation where, for Games listed on the Company Platform, the Game developer has provided written consent allowing Company to give Game Codes to AMD for distribution and/or to grant AMD use of the Game's related marketing materials.

3. Company agrees to use reasonable efforts to obtain Consent for Game Codes, redeemable for a fully paid up, royalty-free, perpetual license for such Games under the standards terms and conditions of the Game publisher. Provided AMD only uses the Game Codes for which Company has obtained Consent, and in a manner consistent with any conditions and limitations imposed by the Game publisher and communicated to AMD in writing, Company will indemnify AMD for any damages suffered by AMD due to any failure by Company to properly obtain Consents.

4. Where Consent has been received, Game Codes shall be provided as follows;

   a. Game Codes for retail-version of Games. Company, unless otherwise restricted by the Game publisher, will provide AMD with a minimum of 500 Game Codes per quarter during the Co-Promotion or as otherwise agreed in writing by the Parties, for the retail PC version of each Game on the Company's Platform. Barring any technical or practical limitation, Game Codes will be redeemable upon a Game's launch or as soon as such Game Codes are available. The Game Codes shall not be restricted by geography unless prohibited by law or by any limitation set by the Game publisher. For Games that are launched prior to the Effective Date of this Agreement, Company will provide Game Codes for each of the retail PC version of such previously-launched Games as soon as feasible.

   b. Game Codes for early access version of Game. For each instance where a Game developer offers an early access version of a Game to be released on Company's Platform, Company will provide AMD with Game Codes for the early access version of Games. The quantity of Game Codes will be determined by the Parties upon mutual agreement, which may be via email. For greater certainty, early access Game Codes are in addition to the retail-version Game Codes described above.

   c. Distribution of Game Codes. AMD may distribute the Game Codes, via physical coupons, electronically or via other mechanisms mutually agreed to by the parties.

   d. Redemption of Game Codes. The Company shall collaborate with AMD on an acceptable redemption process. A representative process for redeeming the game codes shall be as follows:

- User registers or wins
- User gets Company registration link and reference code
- User signs up for Company
- User inputs reference code
- User is checked against requirements from AMD
- User's account is given a game

5. Art Assets:

a) Platform. Company will provide AMD with such Platform-related marketing materials, Company and or AMD Marketing Collateral, and art assets as are available for use in each Co-Promotion at least one (1) month, prior to Platform launch or as soon as available from the Game publisher, whichever is shorter.

b) Game. Company shall provide AMD with such Game-related marketing materials and art assets as are available for use in each Co-Promotion. Such art assets must be high resolution images and may include b-roll footage. Company will also provide AMD with pre-approved Game trailers for AMD's promotional and marketing use on AMD's social media and marketing channels. Company will provide AMD with pre-approved standard or pre-approved custom screenshots, web pages, blogs, and social media materials for AMD's marketing and promotional activities as set forth in this Agreement.

i. Company agrees to use reasonable efforts to provide AMD with sufficient art assets for the development of AMD's marketing and promotional activities (i) at least six (6) months prior to the launch date, or as soon as feasible by Game publisher, whichever is shorter; of each Game or (ii) as soon as possible for Games launching in less than six (6) months. For Games released prior to the Effective Date of this Agreement, Company will use reasonable efforts to provide such art assets within ten (10) business days of the Effective Date of this Agreement.

6. Fan Events: Company may include AMD in any fan events for the Platform during the Term. This participation will include displaying AMD logo(s) (as selected by AMD), advertising opportunities and the opportunity to provide prizes to AMD for promotional efforts. The foregoing shall be as mutually agreed to in advance by AMD and Company.

7. Public Events: When Company showcases its Platform at public events, Company may showcase AMD Products and branding as specified by AMD.

8. Platform Website and Collateral: Upon mutual agreement, Company will post pre-approved AMD logo(s) (as selected by AMD) and links on the Platform

website, digital sales pages, PC trailers developed by Company, and promotions where the Platform is marketed by Company, including but not limited to social media videos, advertisements, and events showcasing the Platform. In all instances, AMD must review and approve all such materials in advance. For avoidance of doubt, in all materials under this section, Company shall make expressly clear that Company is not affiliated with AMD and is an independent third party.

9. Marketing Campaigns: Subject to the terms of section 8.3 (Privacy of this Agreement) and upon mutual written agreement by both parties and with AMD's prior written approval (which may be by email), Company will:

a. align with AMD on social media marketing and promotion activities including but not limited to event planning and support for an approved Company blog post that may be featured on AMD's gaming/ blockchain blog;

b. include AMD in Company's email marketing initiatives;

c. draft blog articles from Company's key technical staff and gaming enthusiasts. Company will obtain all necessary permissions and consents from such individuals for the use of their name and image in AMD's marketing and promotional activities set forth in this Agreement; (and indemnify AMD for any failure to obtain the necessary permissions and consents);

d. coordinate joint giveaways that use AMD's technologies. From time to time, each Party to provide prizes (for example and without limitation, the Platform, AMD products, and/or other mutually agreed products) to the other Party for use in its contests, promotions and/or giveaways. For clarification, contests shall be the contests of the individual Party and talking points are not to be jointly administered;

e. include AMD in Company's promotional events and activities;

f. attend or speak at AMD-sponsored conferences, sessions, or product launches;

g. provide AMD with quotes, speakers, blog posts, and testimonials for use by AMD in AMD's press releases or in marketing and promotional material related to product launch, activity, or event; and

h. participate in other marketing and promotional activities including but not limited to: providing AMD with access to Company's influencer programs / streams, joint AMAs on Reddit, Joint Q&As on Twitter.

10. Notification of Marketing and Promotion Opportunities: Company will provide AMD with at least 4 weeks' written notice (which may be made by email by an authorized signatory (a *Vice* President or a delegate thereof) of any marketing or promotional activities relating to the Platform if AMD's support is requested. Such activities may include, but shall not be limited to, trade shows, website

promotions, contests, advertisements, and BETA releases of the Platform. Company will work with AMD to facilitate AMD's involvement in any such activities.

11. Press Release Quotation for AMD: Company will provide a quotation for an TAMD press release from Company's CEO or CTO regarding the Platform and the benefits of utilizing the Platform on AMD Products. The press release, in its entirety, will be subject to the review by and mutual approval of the parties which shall not be unreasonably withheld/delayed.

12. Platform Currency: Company will provide AMD with Platform currency at no charge which Platform currency AMD may use to promote the platform and AMD products including AMD Radeon graphics cards and AMD Ryzen processors to AMD's customers. This Platform currency will be used for AMD marketing purposes and will not be used for resale or retail sale. The amount of Platform currency provided to AMD will be mutually agreed upon.

13. AMD Product Launches: Company will provide support as mutually agreed for AMD Product launches including providing quotes, video blogs, testimonials, and developer diaries for launch events. In addition, upon AMD's request:

c) Company may provide speakers for events as mutually agreed upon by AMD and Company, and AMD shall reimburse Company's reasonable and pre-approved (by AMD in writing) travel and lodging expenses for such speakers in accordance with AMD travel policy which will be provided to Company upon execution of this Agreement.

d) Company may allow an AMD film crew to have onsite access to interview and to record the interview(s) of) the development team that was primarily responsible for the Platform. Subject to Company's prior written approval, which approval will not be unreasonably withheld, AMD may use the interviews and recordings to develop a video/film/recording (which may be a single film or multiple video clips) for marketing purposes.

14. Testing: Company will provide AMD with a build of the Platform to test compatibility with AMD Products and other technical requirements and also provide test validation methods for replication in AMD labs.

15. Beta Platform Access: Company will provide AMD exclusive beta access to Company Platform for internal testing and validation.

16. AMD User Incentives: Company will provide users utilizing AMD Products on the Platform an additional 5% of Platform currency (the "Bonus") from mining activities for the early access period. Thereafter the Bonus will be evaluated and adjusted for the duration of the Term following the mutual discussion and agreement of the Parties. Company will indemnify AMD for user claims related

to Companies failure to provide users with some or all the aforementioned Bonus.

17. Engineering Support: At AMD's discretion, AMD to provide Company with support in the form of software tools and and documentation support. Company will cooperate with AMD to build in the following technical features in Company's Platform:

a) Blockchain mining ("Miner") optimizations for Polaris, Vega, Navi, and future graphics and CPU architectures and "Zen" architectures, as applicable;

b) Access to Source Code for bfgminer (github); and

c) Future feature implementations of mGPU support, compute device switch (one for gaming + one for token generation), limiting function in software to prevent overheating and damaging graphics cards, and latency optimizations via profiles (AMD memory tweak utility) for Company's Platform (driver feature). AMD request for the first 12 month. AMD will not do any development effort. We support RC with technical support for feature implementation and bug fixing.

18. Indemnification. Company agrees that where Company makes use of user hardware for the purposes of mining, and provided such user hardware is an AMD Product or such user is introduced to Company by AMD , Company will require users to consent to such mining prior to Company using such users' hardware for such mining and Company will indemnify AMD for any failure to obtain such consent where a claim has been filed against AMD by a user for failure to reasonably obtain said user's consent. Company will have sole discretion on the manner in which it will obtain consent. Additionally, Company shall cease such mining immediately where (a) prohibited by law or (b) where the user revokes such consent.

SCHEDULE C

PAYMENT SCHEDULE
(subject to payment terms)

NOT APPLICABLE